Exhibit 99.4

RIO TINTO

2007 Notice of annual general meeting

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Rio Tinto

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all your shares in Rio Tinto plc, please hand this document, the accompanying 2006 Annual report and financial statements or 2006 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 11.00 am on Friday, 13 April 2007 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

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2007 Notice of meeting

Notice is hereby given that the forty fifth annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Friday, 13 April 2007 at 11.00 am for the following purposes:

Resolution 1
To consider and, if thought fit, pass the following resolution, which will be proposed as an ordinary resolution:

that the authority and power conferred on the directors in relation to their general authority to allot shares by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the later of 12 April 2008 and the date of the annual general meeting in 2008, being no later than 15 months from date of this resolution, and for such period the Section 80 Amount shall be £33,775,000.

Resolution 2
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:

that the authority and power conferred on the directors in relation to rights issues and in relation to the Section 89 Amount by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the later of 12 April 2008 and the date of the annual general meeting in 2008, being no later than 15 months from date of this resolution, and for such period the Section 89 Amount shall be £6,514,000.

Resolution 3
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:

(a)	that Rio Tinto plc, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited be and are hereby authorised to purchase ordinary shares of 10p each issued by Rio Tinto plc (“RTP Ordinary Shares”), such purchases to be made in the case of Rio Tinto plc by way of market purchase (within the meaning of Section 163 of the Companies Act 1985) provided that this authority shall be limited:

	(i)	so as to expire on the later of 12 April 2008 and the date of the annual general meeting in 2008, being no later than 15 months from date of this resolution, unless such authority is renewed prior to that time (except in relation to the purchase of RTP Ordinary Shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry);
	(ii)	so that the number of RTP Ordinary Shares which may be purchased pursuant to this authority shall not exceed 101,700,000 (representing approximately ten per cent of the issued, publicly held, ordinary share capital of the Company as at 9 February 2007);

	(iii)	so that the maximum price payable for each such RTP Ordinary Share shall be not more than five per cent above the average of the middle market quotations for RTP Ordinary Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase; and

	(iv)	so that the minimum price payable for each such RTP Ordinary Share shall be 10p; and

(b)	that Rio Tinto plc be and is hereby authorised for the purpose of Section 164 of the Companies Act 1985 to purchase off- market from Rio Tinto Limited and any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above pursuant to one or more contracts between Rio Tinto plc and Rio Tinto Limited on the terms of the form of contract which has been produced to the meeting (and is for the purpose of identification marked ‘A’ and initialled by the chairman) (each, a “Contract”) and such Contracts be hereby approved, provided that:

	(i)	such authorisation shall expire on the later of 12 April 2008 and the date of the annual general meeting in 2008, being no later than 15 months from date of this resolution;

	(ii)	the maximum total number of RTP Ordinary Shares to be purchased pursuant to Contracts shall be 101,700,000 RTP Ordinary Shares; and

	(iii)	the purchase price for RTP Ordinary Shares pursuant to a Contract shall be an aggregate price equal to the average of the middle market quotations for RTP Ordinary Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase multiplied by the number of RTP Ordinary Shares the subject of the Contract or such lower aggregate price as may be agreed between the Company and Rio Tinto Limited, being not less than one penny.

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Resolution 4
To consider and if thought fit, pass the following resolution, which will be proposed as a special resolution, on which the holder of the Special Voting Share shall be entitled to vote in accordance with Article 60(B)(i) of the Company’s articles of association:

that, subject to the consent in writing of the holder of the Special Voting Share, Article 64 of the Company’s articles of association be deleted in its entirety and Article 64 as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘B’ and initialled by the chairman) be substituted therefor and Rule 145 of Rio Tinto Limited’s constitution be deleted in its entirety and Rule 145 as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘C’ and initialled by the chairman) be substituted therefor.

Resolution 5
To elect Michael Fitzpatrick as a director.

Resolution 6
To re-elect Ashton Calvert as a director.

Resolution 7
To re-elect Guy Elliott as a director.

Resolution 8
To re-elect Lord Kerr as a director.

Resolution 9
To re-elect Sir Richard Sykes as a director.

Resolution 10
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company and to authorise the Audit committee to determine the auditors’ remuneration.

Resolution 11
To approve the Remuneration report for the year ended 31 December 2006 as set out in the 2006 Annual review and the 2006 Annual report and financial statements.

Resolution 12
To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2006.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy, together with any power of attorney under which it is signed, should reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH not less than 48 hours before the time appointed for holding the meeting.

By order of the board

Anette Lawless Secretary
6 St James’s Square
London, SW1Y 4LD
9 March 2007

Notes
1	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, Rio Tinto plc specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on 11 April 2007 shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on11 April 2007 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

2	A proxy may not speak at the meeting except with the permission of the chairman of the meeting. For instructions on how to vote by proxy, please see the enclosed proxy form.

3	The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the shareholder information sections of the Annual review and Annual report and financial statements.

4	Agenda items 1, 2 and 3 will be put to Rio Tinto plc shareholders only. As a class rights action, Agenda item 4 will require a separate special resolution of the public shareholders of the Company and Rio Tinto Limited and each of the remaining resolutions will be dealt with under the joint electoral procedure.

5	The following documents may be inspected at the registered office of Rio Tinto plc during normal business hours on any business day from the date of this notice until the close of the Rio Tinto Limited annual general meeting on 27 April 2007, and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the Rio Tinto plc annual general meeting:

(a) proposed form of Contract between Rio Tinto plc and Rio Tinto Limited for the purchase off-market of ordinary shares of 10p each issued by the Company;

(b) a copy of the Company’s articles of association (including the proposed amendments to Article 64) and a copy of the Company’s articles of association marked to show the proposed amendments; and

(c) a copy of Rio Tinto Limited’s constitution (including the proposed amendments to Rule 145) and a copy of Rio Tinto Limited’s constitution marked to show the proposed amendments.

6	Copies of directors’ service contracts with a Rio Tinto Group company are available for inspection at the Company’s registered office during normal business hours on any business day and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the Rio Tinto plc annual general meeting.

7	Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.

8	To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy card.

9	Shareholders should note that the doors to the annual general meeting will be open from 10.15 am.

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Appendix

Explanatory notes on the resolutions to be proposed at the 2007 annual general meeting.

Resolution 1 – General authority to allot shares
This resolution asks shareholders to renew the directors’ authority to allot unissued shares and other ‘relevant securities’ as defined in Section 80 of the Companies Act 1985. The authority, if approved, would allow the directors to allot such unissued shares and other ‘relevant securities’ up to a nominal value of £33,775,000 (the ‘Section 80 Amount’), which is, in accordance with corporate governance best practice recommendations, equivalent to approximately 33 per cent of the total issued ordinary share capital of Rio Tinto plc as at 9 February 2007. There are no present plans to allot unissued shares other than in connection with employee share and incentive plans. The directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise.

Resolution 2 – Disapplication of
pre-emption rights
If the directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to shareholders in proportion to their existing holdings. This is known as shareholders’ pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, this resolution asks shareholders to renew the directors’ authority to allot shares for cash up to a nominal value of £6,514,000 (the ‘Section 89 Amount’), equivalent to five per cent of the combined issued capital of Rio Tinto plc and Rio Tinto Limited as at 9 February 2007, excluding the shares held in treasury by Rio Tinto plc and the shares held by Rio Tinto plc in Rio Tinto Limited, without the shares first being offered to existing shareholders. The resolution also confers authority to allot shares (and other equity securities) in connection with a rights issue (as defined in Article 9(B)(iv)(a) of the Company’s articles of association).

Resolution 3 – Share purchase approval of
Rio Tinto plc shares
Authority was granted at the 2006 annual general meeting of the Company for the Company, Rio Tinto Limited and any subsidiary of Rio Tinto Limited to make market purchases of shares in the Company subject to certain conditions, this authority will expire on the date of the 2007 annual general meeting. Up to 9 February 2007, 43,000,000 shares had been bought back by the Company under that authority.
     Resolution 3 seeks to renew that authority for a further period, expiring on the later of 12 April 2008 and the date of the annual general meeting in 2008, being no later than 15 months from date of the resolution. The authority sought would permit the Company, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited to purchase up to 101,700,000 of the Company’s shares, representing approximately ten per cent of its issued ordinary share capital, excluding the shares held in treasury, as at 9 February 2007. The maximum price that may be paid for an ordinary share (exclusive of expenses) is 105 per cent of the average middle market quotation for the five business days immediately preceding the purchase and the minimum price that may be paid for an ordinary share (exclusive of expenses) is its nominal value of 10p.
     The current strength of the Rio Tinto Group’s cash flow means that, in addition to comfortably funding current planned investments, capital can be returned to shareholders while maintaining the flexibility to take advantage of acquisitions and expansion opportunities as and when they arise. Accordingly, on 27 October 2006, Rio Tinto announced in addition to the US$600 million remaining from the US$4 billion programme announced on 2 February 2006, an intention to return a further US$3 billion to shareholders by the end of 2007. Since October 2005, US$4.486 billion has been returned to shareholders, US$1.5 billion in the form of a special dividend paid to Rio Tinto plc and Rio Tinto Limited shareholders in April 2006 and US$2.986 billion through the purchase of Rio Tinto plc shares.
     While it is the intention to exercise the authority being sought, the precise extent, manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions. By way of illustration the purchase of one per cent of the ordinary shares in both Rio Tinto plc and Rio Tinto Limited at the share prices prevailing as at 9 February 2007 would increase net debt and reduce shareholders’ funds by about US$703 million and, on the basis of the Group’s 2006 financial statements, would increase the ratio of net debt to total capital by 3.2 per cent. The total number of options to subscribe for shares outstanding at 9 February 2007 was 6,406,246, which represents 0.63 per cent of the issued ordinary share capital, excluding the shares held in treasury, at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then the number of options to subscribe for shares outstanding at 9 February 2007 would represent 0.70 per cent of the issued ordinary share capital, excluding the shares held in treasury.
     The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 permits companies to hold any of their own shares purchased by them as treasury shares rather than cancel them. Whenever any shares are held as treasury shares, all dividend and voting rights on these shares will be suspended. As at 9 February 2007 54,582,337 treasury shares were held by the Company. Treasury shares may be sold for cash or transferred to an employee share plan.
     The authority being sought in paragraph (a) of resolution 3 extends to Rio Tinto Limited and its subsidiaries. Any purchase by the Company from Rio Tinto Limited (or its subsidiaries) of the Company’s shares purchased by them would be an off-market purchase and the Companies Act 1985 requires the terms of any proposed contract for an off-market purchase to be approved by a

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special resolution of the Company before the contract is entered into. It is the Company’s intention to purchase back from Rio Tinto Limited (or its subsidiaries) all of the Company’s shares purchased by Rio Tinto Limited (or its subsidiaries) from time to time. The Company is seeking the approval of shareholders for such off-market purchases as take place to be made at a price between nominal consideration of one penny per parcel of shares and market value. It is expected that such purchases will occur for nominal consideration. It is immaterial to the shareholders of either Company if Rio Tinto Limited or any of its subsidiaries make a gain or a loss on such transactions as they have no effect on the Group’s overall resources. The underlying purpose of the proposed transactions is to facilitate the Group’s ongoing capital management programme, with the intention of returning surplus cash to shareholders in the most efficient manner. The DLC sharing agreement contains the equalisation principles which ensure that on entitlements to capital and income will be the same for all continuing shareholders regardless of which Company’s shares are purchased or which Company acts as the purchaser.
     Rio Tinto Limited will also seek to renew its shareholder approval to buy back shares at its 2007 annual general meeting.

Resolution 4 – Amendments to the Company’s articles and Rio Tinto Limited’s constitution.
As a result of the implementation in the United Kingdom of the European Union Directive on Takeover Bids (Takeover Directive) on 20 May 2006, it is desirable to make certain consequential amendments to the ‘Change of control’ provisions in the Company’s articles of association (Article 64) and Rio Tinto Limited’s constitution (Rule 145).
     The change of control provisions were introduced as part of the DLC merger in 1995. Their purpose is to ensure that no-one gains control of the Company or Rio Tinto Limited without making an offer to the shareholders of both entities. The directors believe this is in the best interests of the shareholders of both Rio Tinto plc and Rio Tinto Limited. In particular, these provisions apply to a person with an interest in shares in either or both Companies which together carry 20 per cent or more of the total votes on a Joint Decision (treating Rio Tinto Limited shares as if they were shares in the Company) (referred to as a ‘Relevant Person’), provided that, if the person who has 20 per cent or more of the total votes on a Joint Decision only has an interest in shares in one of the Company or Rio Tinto Limited, that person will be a Relevant Person if they have an interest in 30 per cent or more of the total votes attaching to all shares in that company other than the Special Voting Share.
     The current change of control provisions state that if the directors become aware that a person has become a Relevant Person then, unless the person is a Permitted Person, as described below, the directors must give notice to that person (and others) setting out certain restrictions and conditions applicable to the shareholding in which that person has an interest. A Permitted Person includes, in broad terms, a person who has made complying offers for shares in both the Company and Rio Tinto Limited.
     The result of the directors giving such a notice to a Relevant Person is that the voting and certain other rights attaching to the relevant shares are suspended until the appropriate remedial action is taken, such as a disposal of the shares or the person becoming a Permitted Person (for example, by making complying takeover offers). If the requirements of the notice are not met within the time specified in the notice, the directors have the power to arrange the compulsory disposal of such number of shares as is necessary to result in the Relevant Person ceasing to be a Relevant Person.
     The existing change of control provisions confer certain discretions on the directors with respect to this process. In particular, the directors are able to specify the time in which the notice must be complied with and they have the discretion (but not the obligation) to require a disposal of the relevant shares if the notice is not otherwise complied with by the addressee. There is, however, a possibility that an unintended consequence of the implementation of the Takeover Directive in the UK is that, technically, the directors’ ability to exercise such discretions in circumstances in which a takeover offer for the Company had been announced or was believed to be imminent might be affected.
     Consequently, it is proposed to amend the relevant aspects of the notice provisions described above to remove some of the discretions and, at the same time, to clarify parts of the provisions. In particular, if resolution 4 is passed, when specifying a time for compliance with a notice, the directors will have to specify a time between 7 and 60 days (which can be extended by up to a further 30 days) and, in addition, if the notice is not complied with, the directors will be required to cause a disposal of the relevant shares. The changes are being proposed to both the Company’s articles of association and Rio Tinto Limited’s constitution to ensure that the documents are consistent.
     Resolution 4 must be passed by separate special resolutions of each of the Company and Rio Tinto Limited.
     There is available on the Rio Tinto website (www.riotinto.com) the texts of Article 64 of Rio Tinto plc’s articles of association and Rule 145 of Rio Tinto Limited’s constitution as they will be if resolution 4 is passed, with the differences from the current form of Article 64 and of Rule 145 marked. Alternatively, a hard copy version is available from the Company Secretary.

Resolutions 5 to 9 – Election and
re-election of directors
Under the Company’s articles of association, any director appointed by the directors as an additional director holds office only until the next annual general meeting. Michael Fitzpatrick has been appointed a director of the Company since the last annual general meeting and, in accordance with the Company’s articles of association, retires and offers himself for election.
     The board believes the election of Michael is in the best interests of the Group as he brings skills, experience and

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Appendix continued

knowledge to the board proceedings which will enhance and maintain an effective board. His appointment was recommended to the board by the Nominations committee following a thorough evaluation process.
     Under the Company’s articles of association, any director who is elected by shareholders at the first annual general meeting after his appointment must thereafter retire and, if he so wishes, offer himself for re-election at least once every three years. This is known as retirement by rotation. In addition it is also a requirement of the articles that at least one third of the board retire by rotation at each annual general meeting. Ashton Calvert, Guy Elliott, Lord Kerr and Sir Richard Sykes retire by rotation this year and being eligible, offer themselves for re-election. The board has adopted a policy on directors’ independence. Applying the criteria within the policy, the board is satisfied that Michael Fitzpatrick, Ashton Calvert, Lord Kerr and Sir Richard Sykes are independent. Guy Elliott, as an executive director, is not independent. Non executive directors are normally expected to serve two terms of three years each and, except where special circumstances justify it, would not normally serve more than three such terms. Sir Richard, who is the senior independent non executive director, has served three terms of three years each. To assist the board during a period of executive transition, at the request of the board, he has agreed to stand for re-election. Under provision A.7.2 of the UK Combined Code on Corporate Governance, directors who serve for longer than nine years must stand for re-election every year. It is, however, Sir Richard’s intention to serve for one further year only and to retire at the conclusion of the 2008 annual general meetings of the Company and Rio Tinto Limited.
     The board is satisfied that the strength and objectivity of Sir Richard’s contribution to the board is fully consistent with that of an independent director.
     Following a formal performance evaluation as described in the Corporate Governance report contained in the 2006 Annual report and financial statements and the 2006 Annual review all the directors’ performances continue to be effective and demonstrate commitment. The board therefore recommends the election of Michael Fitzpatrick and the re-elections of Ashton Calvert, Guy Elliott, Lord Kerr and Sir Richard Sykes.
     Brief biographical details of each of the directors standing for election and re-election are given below. Full details, including directors’ other appointments, are provided in the Annual report, Annual review and on the Rio Tinto website: www.riotinto.com

Michael Fitzpatrick was appointed as a director of Rio Tinto in June 2006. Michael recently sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd., the pioneering infrastructure asset management company which he founded in 1994. He is chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. He is also a Director of the Walter & Eliza

Hall Institute of Medical Research.
     Michael has many years experience of the financial services industry, and as chairman of a major company, provides an important contribution to the board and the committees. Based on a positive assessment of his performance, he is recommended for election.

Ashton Calvert was appointed a director of Rio Tinto in February 2005. Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
     Ashton’s considerable experience in the Australian foreign service and in the Asian region enable him to make a major contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.

Guy Elliott has been finance director of Rio Tinto since 2002. He was last re-elected by shareholders in 2004. Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
     In the view of the board Guy continues to provide strong and effective leadership to the Group and he is recommended for re-election.

Lord Kerr has been a director of Rio Tinto since 2003. After reading history at Oxford, Lord Kerr was a member of the UK Diplomatic Service for 36 years, heading the Service from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His foreign service abroad included periods in the Soviet Union and Pakistan, Ambassador to the European Union from 1990 to 1995, Ambassador to the US from 1995 to 1997 and Secretary-General, EU Constitutional Convention during 2002-3. Lord Kerr has been a member of the House of Lords since 2004.
     Lord Kerr’s considerable experience in the Diplomatic service and his position on the boards of other major companies enable him to make a major contribution to the board and its committees, and he is recommended for re-election.

Sir Richard Sykes has been a director of Rio Tinto since 1997. He was appointed the senior non executive director in 2005 and is chairman of the Remuneration committee. After reading microbiology at the University of London, Sir Richard obtained

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doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society.
     His experience as chairman and chief executive of a global company and subsequently as head of an important academic institution enables him to continue to make a major contribution to the board and its committees and based on a positive assessment of his performance, he is recommended for re-election.

Resolution 10 – Re-appointment and remuneration of auditors
The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. In accordance with company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to fix the auditors’ remuneration.

Resolution 11 – Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 69 to 75 of the 2006 Annual report and financial statements and pages 37 to 43 of the 2006 Annual review. The report can also be found on the Rio Tinto website.

Resolution 12 – To receive the 2006 Annual report and financial statements
The directors are required by company law to present the financial statements, the Directors’ report and the Auditors’ report on the financial statements to the meeting.

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Printed in England by St Ives Westerham Press to ISO 14001 environmental standards. The paper is manufactured to ISO 14001 environmental standards, of which 25 per cent is de-inked post-consumer waste, 25 per cent unprinted pre-consumer waste and 50 per cent virgin fibre. All pulps used are Elemental Chlorine Free (ECF). The inks used in this report are vegetable based.
Cover image: An overhead view of a blast hole pattern at one of Rio Tinto Iron Ore’s operations in the Pilbara, Western Australia.
© Rio Tinto plc and Rio Tinto Limited.

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2007 Notice of annual general meeting